UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Pure Storage, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

74624M 10 2
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74624M 10 2

1.	Names of Reporting Persons. John Colgrove
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 7,505,937 (See items 4(a) below)
	6.	Shared Voting Power 6,053,926 (See items 4(b) below)
	7.	Sole Dispositive Power 7,505,937 (See items 4(a) below)
	8.	Shared Dispositive Power 6,053,926 (See items 4(b) below)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,559,863 (See items 4(a) and (b) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 10.7% (See item 4(c) below)
12.	Type of Reporting Person IN

Item 1.

(a)	Name of Issuer: Pure Storage, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 650 Castro Street, Suite 400, Mountain View, CA 94040

Item 2.

(a)	Name of Person Filing: John Colgrove

(b)	Address of Principal Business Office or, if none, Residence: c/o Pure Storage, Inc., 650 Castro Street, Suite 400, Mountain View, CA 94041

(c)	Citizenship: United States

(d)	Title of Class of Securities: Class A Common Stock

(e)	CUSIP Number: 74624M 10 2

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Consists of 7,500,000 shares of Class B Common Stock and 5,937 shares of Class A Common Stock of the Issuer held of record by Mr. Colgrove.

(b) (c)
Consists of (i) 1,553,926 shares of Class B Common Stock held of record by the Colgrove Family Living Trust, (ii) 2,250,000 shares of Class B Common Stock held of record by the Eric Edward Colgrove Irrevocable Trust DTD Feb 8, 2011, Jeff Rothschild TTEE, and (iii) 2,250,000 shares of Class B Common Stock held of record by Richard Winston Colgrove Irrevocable Trust DTD Feb 8, 2011, Jeff Rothschild TTEE.

Percent of class: 10.7%

The foregoing percentage is based on 112,788,614 shares of Class A Common Stock outstanding as of November 30, 2017, plus 103,994,591 shares of Class B Common Stock outstanding as of November 30, 2017, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the reporting person.

The reporting person would beneficially own 6.3% of the total outstanding shares of the Issuer, assuming conversion of all Class B Common Stock outstanding on November 30, 2017 into Class A Common Stock. This percentage is based on the combined total of 216,783,205 outstanding shares as of November 30, 2017, which represents 112,788,614 shares of Class A Common Stock and 103,994,591 shares of Class B Common Stock.

The Class B Common Stock is convertible at the holder’s option into the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per share and the holders of Class A Common Stock are entitled to one vote per share.

(d)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 7,505,937 shares (See items 4(a) above).

(ii)	Shared power to vote or to direct the vote: 6,053,926 shares (See items 4(b) above).

(iii)	Sole power to dispose or to direct the disposition of: 7,505,937 shares (See items 4(a) above).

(iv)	Shared power to dispose or to direct the disposition of: 6,053,926 shares (See items 4(b) above).

Item 5.	Ownership of Five Percent or Less of a Class

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

SIGNATURE
After reasonable inquiry and to the best of each of their respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2018	/s/ John Colgrove
John Colgrove